Filed Pursuant to Rule 433

Dated October 3, 2013

Registration Statement No. 333-178577-02

INTERSTATE POWER AND LIGHT COMPANY

Final Term Sheet

Dated October 3, 2013

Issuer:	Interstate Power and Light Company

Security Type:	Senior Debentures

Size:	$250,000,000

Maturity Date:	October 15, 2043

Coupon:	4.700%

Price to Public:	99.378%

Yield to Maturity:	4.739%

Benchmark Treasury:	2.875% due May 15, 2043

Benchmark Treasury Yield:	3.739%

Spread to Benchmark Treasury:	+100 bps

Interest Payment Dates:	October 15 and April 15, commencing on April 15, 2014

Optional Redemption – Reinvestment Rate:	Prior to April 15, 2043, make-whole call at Treasury +15 bps

Optional Redemption at Par:	On or after April 15, 2043

Trade Date:	October 3, 2013

Settlement Date:	October 8, 2013 (T+3)

CUSIP:	461070 AK0

ISIN:	US461070AK05

Joint Book-Running Managers:	Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Mizuho Securities USA Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents from Goldman, Sachs & Co. by calling 1-866-471-2526, from Mitsubishi UFJ Securities (USA), Inc. by calling 1-877-649-6848 or from RBS Securities Inc. by calling 1-866-884-2071.